

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2009

<u>**Via U.S. Mail and Fax (407)732-4562**</u>
Mr. Jesus Oliveras
Chief Financial Officer
U.S. Precious Metals, Inc.
171 Walnut Crest Run
Sanford, FL 32771

      Re: **U.S. Precious Metals, Inc.**
                Item 4.01 Form 8-K
                Filed February 27, 2009
                File No.0-50703

Dear Mr. Oliveras:

     We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              /s/ Chris White

                              Chris White
                              Branch Chief